[redacted]

09057478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8- 27814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTLINC SECURTIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4266 I-55 NORTH, SUITE 106
(No. and Street)

JACKSON	MISSISSIPPI	39211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEROY H. PARIS, II — (601) 354-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 REGIONS PLAZA	JACKSON	MISSISSIPPI	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LEROY H. PARIS, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTLINC SECURITIES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 89836 HAZEL HALL Commission Expires June 10, 2012 ... COUNTY

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE
MICHAEL H. GLADNEY

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Member
InvestLinc Securities, LLC
Jackson, Mississippi

We have audited the accompanying statements of financial condition of InvestLinc Securities, LLC (a limited liability company) as of December 31, 2008 and 2007, and the related statements of income, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InvestLinc Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 26, 2009

INVESTLINC SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CASH	$ 61,787	106,908
RECEIVABLE:		
Commissions receivable	8,321	77,500
Due from InvestLinc Group, LLC	33,973	-
PREPAID EXPENSES AND DEPOSITS	30,445	17,913
SECURITIES OWNED:		
Marketable, at market value	6,354	14,444
Not readily marketable, at estimated fair value	-	69
OFFICE EQUIPMENT AT COST less accumulated depreciation of $11,533 and $8,209, respectively	7,020	6,711
	$ 147,900	223,545

LIABILITIES AND EQUITY

	2008	2007
LIABILITIES:		
Accounts payable	$ 3,227	9,241
Accrued commissions	35,000	74,250
Other accrued	25,282	-
Due to InvestLinc Group, LLC	-	31,213
	63,509	114,704
EQUITY:		
Member's equity	84,391	108,841
	$ 147,900	223,545

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008	2007
REVENUES:			
Commissions	$	1,561,562	1,722,135
Other income		93,637	-
		1,655,199	1,722,135
OPERATING EXPENSES:			
Dues, registration fees and subscriptions		36,726	35,999
Marketing and consulting fees		24,779	2,654
Office rent and services		75,436	61,735
Office supplies and postage		23,239	14,281
Professional fees		19,711	7,249
Salaries and commissions		1,246,429	1,256,110
Taxes and licenses		2,336	2,850
Telephone		6,988	9,631
Travel and entertainment		53,145	23,202
Other operating expenses		34,916	21,229
Operating expenses before fees paid to Investlinc Group, LLC		1,523,705	1,434,940
Fees paid to InvestLinc Group, LLC		147,785	73,663
		1,671,490	1,508,603
OPERATING INCOME (LOSS)		(16,291)	213,532
OTHER INCOME (LOSS)		(8,159)	36,922
NET INCOME (LOSS)	$	(24,450)	250,454

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008	2007
BALANCE, January 1	$	108,841	182,602
Net income (loss)		(24,450)	250,454
Distributions to Member		-	(324,215)
BALANCE, December 31	$	84,391	108,841

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$	(24,450)	250,454
Adjustments for differences between net income and cash from operating activities:			
Depreciation expense		3,324	710
(Increase) decrease in assets:			
Commissions receivable		69,179	(10,838)
Marketable securities		8,159	(1,922)
Prepaid expenses		(12,532)	(1,655)
Increase (decrease) in liabilities:			
Accounts payable		(6,014)	(26,027)
Accrued commissions		(39,250)	62,250
Other accrued		25,282	-
Due to/from Parent		(65,186)	31,213
Cash provided by (used for) operating activities		(41,488)	304,185
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of office equipment		(3,633)	-
Cash used for investing activities		(3,633)	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions		-	(324,215)
Cash used for financing activities		-	(324,215)
NET DECREASE IN CASH		(45,121)	(20,030)
CASH AT BEGINNING OF YEAR		106,908	126,938
CASH AT END OF YEAR	$	61,787	106,908

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company that is wholly-owned by The InvestLinc Group, LLC ("Parent"). The Company's primary source of income is selling limited partnership interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Security Transactions

Marketable securities are valued at market value. Securities not readily marketable are valued at cost which approximates fair value as determined by management.

Office Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over the estimated useful lives of the assets.

Recognition of Revenue

The Company records commission income when its customers have collected funds from the investor and disbursements can be made from the escrow account.

Income Taxes

The Company is treated as a disregarded entity for Federal and State income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the Member. The financial statements do not reflect a provision for income taxes.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BUSINESS, CREDIT AND OTHER CONCENTRATIONS

A major customer is a single customer generating 10% or more of total income. In 2008 and 2007, the Company generated commissions from three and two customers, respectively, that totaled approximately 76% and 100% of total revenue, respectively. At December 31, 2008 and 2007, receivables from these customers totaled $8,000 and $77,500, respectively.

The Company places its cash in high credit quality financial institutions. At times, such balances are in excess of the FDIC insurance limit.

NOTE 3 - RELATED PARTY TRANSACTIONS

Transactions with the Member and affiliated entities during the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Commissions receivable	$ 8,000	19,500
Due (to) from Parent	33,973	(31,213)
Commissions revenue	541,909	1,395,835
Fees paid	147,785	73,663

In 2008 and 2007, the Company's payroll was processed and payroll taxes paid through a common paymaster account controlled by its Parent.

NOTE 4 - COMMITMENTS

The Company leases a portion of its office space under a noncancelable operating lease. Rent expense for this office space in 2008 and 2007 was $55,509 and $8,576, respectively. A portion of the office space is utilized by affiliated companies and they made payments to the lessor for the space they occupied. Minimum future lease payments and anticipated payments by affiliated companies at December 31, 2008 are as follows:

Year	Total	Affiliated
2009	$ 90,050	38,593
2010	90,050	38,593
2011	90,050	38,593
2012	67,538	28,945

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $41,781 (2007 - $44,031), which was $36,781 (2007 - $36,385) in excess of its required net capital of $5,000 (2007 - $7,646). The Company's net capital ratio was 1.52 to 1.

SUPPLEMENTAL INFORMATION

INVESTLINC SECURITIES, LLC

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008**

NET CAPITAL:		
Total equity:		$ 84,391
Deductions:		
Non-allowable assets from statement of financial condition:		
Office equipment, net		7,020
Prepaid expenses		30,445
Receivables from noncustomers		4,192
		41,657
Net capital before haircuts on security positions		42,734
Haircuts		953
Net capital		41,781
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 63,509	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 36,781
Ratios: Aggregate indebtedness to net capital		1.52 to 1
RECONCILIATION WITH COMPANY COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2008):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 41,780
Rounding Differences		1
Net capital, per above		$ 41,781

INVESTLINC SECURITIES, LLC

OTHER SCHEDULES
DECEMBER 31, 2008 AND 2007

The following schedules are not being filed as they are inapplicable or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

INVESTLINC SECURITIES, LLC

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE
MICHAEL H. GLADNEY

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Member
InvestLinc Securities, LLC
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of InvestLinc Securities, LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 26, 2009